Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2018

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

Balance Sheet

	As at September 30, 2018	As at December 31, 2017

ASSETS
Current
Cash and cash equivalents (Note 3)	$7,960	$12,979
Short-term investments (Note 4)	5,026	31
Other receivables and prepaid expenses	310	428

Total Current Assets	13,296	13,438

Restricted cash	2,075	2,075
Property, plant and equipment	630	654
Exploration and evaluation assets	5,398	5,398

Total Assets	$21,399	$21,565

LIABILITIES
Current
Accounts payable	$973	$1,258
Accrued and other liabilities	590	389

Total Current Liabilities	1,563	1,647

Loan payable (Note 5)	—	12,417
Decommissioning provision	1,795	1,834

Total Liabilities	3,358	15,898

SHAREHOLDERS' EQUITY
Share capital (Note 6)	134,536	114,618
Reserves (Note 7)	17,087	16,715
Deficit	(133,582)	(125,666)

Total Shareholders’ Equity	18,041	5,667

Total Liabilities and Shareholders’ Equity	$21,399	$21,565
Nature of Operations and Going Concern (Note 1)

Approved by the Board of Directors:
“Robert J. MacDonald”	“John M. Warwick”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited, expressed in thousands of Canadian dollars, except for share and per share information)

Income Statement

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017

Income
Investment income	$46	$16	$112	$58

Expenses
Depreciation	1	2	4	11
Exploration and evaluation (Note 8)	2,530	2,023	3,638	6,229
Listing and regulatory	21	17	81	59
Management and directors	311	213	1,215	652
Office and general	157	105	464	392
Professional	212	14	719	51
Shareholder and investor communications	120	48	241	193
Share-based compensation (Note 7)	160	104	469	761
	3,512	2,526	6,831	8,348

Other expenses
Gain (loss) on foreign currency translation (Note 5)	61	—	(556)	—
Finance costs (Note 5)	(113)	(10)	(709)	(30)
Gain on change in decommissioning provision	68	64	68	64
	16	54	(1,197)	34

Net loss and comprehensive loss for the period	$(3,450)	$(2,456)	$(7,916)	$(8,256)

Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.03)
Weighted average number of shares outstanding

Basic and diluted	358,246,434	266,111,543	297,160,664	266,111,543

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

Cash Flows

	Nine months ended September 30,
	2018	2017

Operating Activities
Net loss for the period	$(7,916)	$(8,256)
Adjustments for items not involving cash:
Depreciation expense	24	44
Foreign currency translation (Note 5)	556	—
Finance costs (Note 5)	709	30
Gain on change in decommissioning provision	(68)	(64)
Share-based compensation (Note 7)	469	761
Change in non-cash working capital items:
Other receivables and prepaid expenses	61	163
Accounts payable and accrued liabilities	(22)	189
	(6,187)	(7,133)

Financing Activities
Loan repayment (Note 5)	(13,107)	—
Loan interest (Note 5)	(546)	—
Capital stock issued, net of share issue costs (Note 6)	19,839	—
Small lot shareholder cancellation (Note 6)	(18)	—
	6,168	—

Investing Activities
Redemption (purchase) of short-term investments (Note 4)	(5,000)	13
	(5,000)	13

Net change in cash and cash equivalents	$(5,019)	$(7,120)

Cash and cash equivalents, beginning of year	$12,979	$9,817

Net change in cash and cash equivalents	(5,019)	(7,120)

Cash and cash equivalents, end of period	$7,960	$2,697

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian dollars, except for share information)

Shareholders’ Equity

	Share Capital
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2016	266,111,543	$114,618	$15,873	$(114,592)	$15,899
Share-based compensation (Note 7)	—	—	761	—	761
Net loss for the period	—	—	—	(8,256)	(8,256)
Balance, September 30, 2017	266,111,543	114,618	16,634	(122,848)	8,404
Share-based compensation (Note 7)	—	—	81	—	81
Net loss for the period	—	—	—	(2,818)	(2,818)
Balance, December 31, 2017	266,111,543	114,618	16,715	(125,666)	5,667
Issue of shares at $0.20 per share (Note 6)	100,000,000	20,000	—	—	20,000
Share issuance costs (Note 6)	—	(161)	—	—	(161)
Share purchase warrants (Note 6)	—	(284)	284	—	—
Redemption of restricted share units (Note 6)	3,650,000	381	(381)	—	—
Small lot shareholder cancellation (Note 6)	(97,601)	(18)	—	—	(18)
Share-based compensation (Note 7)	—	—	469	—	469
Net loss for the period	—	—	—	(7,916)	(7,916)

Balance, September 30, 2018	369,663,942	$134,536	$17,087	$(133,582)	$18,041

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended September 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.       Nature of Operations and Going Concern

NorZinc Ltd. (the “Company” or “NorZinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “NZC” and on the OTCQB under the symbol “NORZF”.

A statutory Arrangement (the “Arrangement”) to reorganize the Company structure, which was approved by the majority of the Company’s shareholders at Canadian Zinc Corporation’s Annual General and Special Meeting held on June 27, 2018, became effective September 6, 2018. The Arrangement reorganized the Company into a separate publicly-listed holding corporation, named NorZinc Ltd., and a directly held, wholly-owned, operating subsidiary retaining the name Canadian Zinc Corporation. The change was undertaken to facilitate future project financing of the Prairie Creek Project. The Arrangement leaves all the Prairie Creek property, assets, agreements and permits in place in the wholly-owned subsidiary. The shares of Canadian Zinc Corporation were exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder's ultimate economic interest.

As a result of the Arrangement, the Company is considered to have continued Canadian Zinc Corporation’s mineral properties exploration and development business and has recorded the assets and liabilities of the Canadian Zinc Corporation operations at book value. The Company’s financial statements reflect the operations of Canadian Zinc Corporation until September 6, 2018 and that of the Company thereafter. The condensed interim consolidated statement of financial position presented herein as at December 31, 2017 is that of Canadian Zinc Corporation and its subsidiaries. Reference in these consolidated financial statements to “the Company” refers to “Canadian Zinc Corporation” prior to September 6, 2018.

The Company is primarily engaged in the exploration and development of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not generated any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. There are however material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern which are discussed below.

The Company has a history of losses with no operating revenue other than interest income and has working capital of $11,733,000 as at September 30, 2018. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. These unaudited condensed interim consolidated financial statements do not give effect to any adjustments, which could be material, and which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the unaudited condensed interim consolidated financial statements.

5

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended September 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.       Significant Accounting Policies

(a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and were approved and authorized for issue by the Board of Directors on November 7, 2018. These unaudited condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2017 prepared in accordance with IFRS.

(b)	Basis of Preparation and Consolidation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss which are stated at their fair value. These unaudited condensed interim consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on September 30, 2018. The accounting policies adopted by the Company have been applied consistently to all periods presented. These unaudited condensed interim consolidated financial statements are presented in the Company’s, and its subsidiaries, functional currency of Canadian dollars.

These unaudited condensed interim consolidated financial statements include the accounts of NorZinc Ltd. and its wholly-owned subsidiaries Canadian Zinc Corporation, Paragon Minerals Corporation and Messina Minerals Inc., collectively the Group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full upon consolidation.

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities at the reporting date and the reported amounts of income and expenses during the reporting year. Actual results may differ from these estimates.

(d)	IFRS Standards Adopted

As of January 1, 2018, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The adoption of these standards did not have a material impact on the consolidated results, financial position or accounting policies of the Company. Significant standards adopted include the following:

IFRS 9, Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. For financial liabilities, the standard retains most of the IAS 39 requirements.

The Company has classified cash and cash equivalents; short-term investments; and restricted cash as fair value through profit and loss. Other receivables; accounts payable; accrued and other liabilities; and loan payable have been classified as being measured at amortized cost. The Company does not have financial instruments measured at fair value through other comprehensive income.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), the new revenue standard, introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

6

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended September 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.       Significant Accounting Policies (continued)

(e)	IFRS Standards Issued But Not Yet Effective

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2018, and have not been applied in preparing these condensed interim consolidated financial statements. The Company considers the following standard the most significant and is not a complete list of new pronouncements that may impact the financial statements.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. There are optional exemptions for short-term leases and leases of low value items. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases - Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company is assessing the potential impact on its consolidated financial statements. Based on the analysis to date, the most significant impact identified is that the Group will recognize new assets and liabilities for its office facility leases. Upon transition, a new right-of-use asset will be recognized at approximately $207,000 and the corresponding lease liability will be recorded at approximately $180,000. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Company intends to use the optional exemption for short-term leases and leases for which the underlying asset is of low value and to use the cumulative catch-up approach upon transition.

3.        Cash and Cash Equivalents

The Company’s cash and cash equivalents at September 30, 2018 consisted of cash of $516,000 and cash equivalents of $7,444,000 (December 31, 2017 - cash of $1,620,000 and cash equivalents of $11,359,000).

4.        Short-term Investments

Short-term investments, which consist primarily of investments in Banker’s Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year from the date of purchase. At September 30, 2018, short-term investments had a carrying value of $5,026,000, earning income at a rate of 1.87% (December 31, 2017 - $31,000, earning income at a rate of 0.60%). The carrying values of short-term investments approximate their fair values due to the relatively short period to maturity.

5.       Loan Payable

On December 22, 2017, the Company entered into a financing agreement (“Project Bridge Loan”) with Resource Capital Funds (“RCF”) pursuant to which RCF provided an interim non-convertible project loan in the amount of US$10 million. The Project Bridge Loan bore an interest rate of 8%, payable quarterly and was due to mature on January 31, 2019. Net loan proceeds were $12,563,000 consisting of gross proceeds of $12,695,000 offset by transaction costs of $132,000.

For the three and nine month periods ended September 30, 2018, the Company accrued interest of $103,000 and $679,000 respectively and paid interest of $29,000 and $546,000 respectively. For the three month period ended September 30, 2018, a gain of $61,000 was recorded and for the nine month period ended September 30, 2018, a loss of $556,000 was recorded to revalue the US dollar loan to Canadian dollars upon repayment. On July 10, 2018, the US$10 million Project Bridge Loan, as well as accrued interest, was repaid in full using the funds raised from the RCF equity financing (see Note 6).

7

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended September 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

6.       Share Capital

Issued and outstanding: 369,663,942 common shares (December 31, 2017 - 266,111,543).

Authorized: Unlimited common shares with no par value (2017 - unlimited).

(a)	During the period ended September 30, 2018

i.	On July 10, 2018, the Company completed a $20 million equity financing. Pursuant to the financing, the Company issued 100 million units to RCF VI CAD LLC (“RCF VI CAD”), a subsidiary of Resource Capital Fund VI L.P., at a price of C$0.20 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles RCF VI CAD to purchase one common share at an exercise price of C$0.25 per share until December 31, 2018. The proceeds from the financing were used to repay the US$10 million bridge loan advanced by Resource Capital Fund VI L.P. in December 2017 and the balance allocated for ongoing development of the Prairie Creek Project and general working capital requirements. Net cash proceeds from the issuance were $19,839,000 after issuance costs of $161,000. The Company also recognized non-cash costs for the fair value of the warrants granted of $284,000. The fair value of the warrants was determined under the Black-Scholes option pricing model (See Note 7).

ii.	In August 2018, the Company issued 3,650,000 shares to senior management in exchange for vested RSUs (see Note 7).

iii.	On September 6, 2018, pursuant to the Arrangement (See Note 1), the Company cancelled 97,601 common shares held by small lot shareholders (defined as a holder of fewer than 500 common share) in consideration for payment of $18,000.

(b)	During the year ended December 31, 2017

There were no changes to the Company’s share capital in the year ended December 31, 2017.

8

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended September 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.       Reserves

(a)	Stock Options

At the Annual General and Special Meeting held on June 27, 2018, shareholders approved the amendment of the Company’s Stock Option Plan to increase the number of Common Shares reserved for issuance under the Stock Option Plan by 10,800,000 common shares to 18,300,000 common shares. The Stock Option Plan is a fixed share stock option plan pursuant to which options on common shares may be issued to directors, officers, employees and service providers of the Company. Each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant.

In May 2018, the Company issued 2,500,000 incentive stock options outside of the Company’s stock option plan and in accordance with the rules of the Toronto Stock Exchange. The incentive stock options vest in equal eighths over a two year period, carry an exercise price of $0.20 per common shares and have a per-share fair value at the date of granting of $0.06. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 2.16%, an expected life of options of 2.6 to 3.5 years, an expected volatility of 87% to 91%, no expected dividends and a forfeiture rate of 0%.

At September 30, 2018, there were 7,700,000 incentive stock options issued and outstanding and 13,100,000 incentive stock options available to be granted. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

	September 30, 2018		December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,200,000	$0.35	5,850,000	$0.36
Expired	—	—	(650,000)	0.46
Granted	2,500,000	0.20	—	—
Outstanding, end of period/year	7,700,000	$0.30	5,200,000	$0.35

As at September 30, 2018, the Company had outstanding and exercisable stock options, with a weighted average remaining contractual life of 3.4 years, to purchase an aggregate 7,700,000 common shares as follows:

	Options Outstanding		Options Exercisable
Expiry Date			Number of Options	Weighted Average Exercise Price
August 10, 2021	5,200,000	$0.35	5,200,000	$0.35
May 16, 2023	2,500,000	0.20	625,000	0.20
	7,700,000	$0.30	5,825,000	$0.33

For the three and nine month periods ended September 30, 2018, the Company recorded share-based compensation expense for stock options granted to directors, officers and employees of $33,000 and $130,000 respectively compared to $73,000 and $311,000 in the respective comparable periods in 2017.

9

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended September 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.       Reserves (continued)

(b)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

The Restricted Share Unit Plan (the “RSU Plan”) and the Deferred Share Unit Plan (the “DSU Plan”) provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 3% and 2% respectively, of the issued and outstanding common shares of the Company.

During the nine month period ended September 30, 2018, the Company issued 796,803 DSUs to directors and 2,300,000 RSUs to senior management (September 30, 2017 - 473,050 DSUs and nil RSUs).

At September 30, 2018, there were 1,920,647 DSUs and 4,200,000 RSUs outstanding (December 31, 2017 - 1,123,844 DSUs and 5,550,000 RSUs).

	Number of DSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value
Outstanding, December 31, 2016	461,404	$0.20	5,550,000	$0.19
Granted	662,440	0.19	—	—
Outstanding, December 31, 2017	1,123,844	0.19	5,550,000	0.19
Granted	796,803	0.13	2,300,000	0.15
Redeemed	—	—	(3,650,000)	0.11
Outstanding, September 30, 2018	1,920,647	$0.16	4,200,000	$0.23

The RSUs granted were subject to a ten to eleven month vesting period; a pay-out date of 2 to 2.5 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance. Upon issuance, the DSUs are fully vested and are assigned a fair value based on the share price at time of issuance. Subject to the terms and conditions of the DSU Plan, DSUs are settled upon retirement.

For the three and nine month periods ended September 30, 2018, the Company recognized share-based compensation expense for DSUs granted of $38,000 and $100,000 respectively versus $31,000 and $94,000 in the respective comparable periods. For the three and nine month periods ended September 30, 2018, the Company recognized share-based compensation expense for RSUs granted of $89,000 and $239,000 respectively versus $nil and $357,000 in the respective comparable periods.

10

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended September 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.       Reserves (continued)

(c)	Share Purchase Warrants

As at September 30, 2018, the Company has outstanding exercisable warrants to purchase an aggregate 50,000,000 common shares with an exercise price of $0.25 per common share and an expiry date of December 31, 2018, as follows:

	September 30, 2018		December 31, 2017
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	2,448,000	$0.25	16,734,000	$0.46
Expired	(2,448,000)	0.25	(14,286,000)	0.50
Issued	50,000,000	0.25	—	—
Outstanding, end of period/year	50,000,000	$0.25	2,448,000	$0.25

The fair value of the warrants was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.93%, an expected life of 0.5 years, an expected volatility of 72%, no expected dividends and a forfeiture rate of 0%.

(d)	Summary

A summary of the changes to the reserves is summarized below as follows:

	Share Options and Units	Warrants	Unexercised Share Options, Units and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2016	$1,200	$1,895	$12,174	$604	$15,873
Share-based compensation	842	—	—	—	842
Stock options expired	(143)	—	143	—	—
Warrants expired	—	(1,456)	1,456	—	—
Balance, December 31, 2017	1,899	439	13,773	604	16,715
RSUs redeemed	(381)	—	—	—	(381)
Share-based compensation	469	—	—	—	469
Warrants expired	—	(439)	439	—	—
Warrants issued	—	284	—	—	284
Balance, September 30, 2018	$1,987	$284	$14,212	$604	$17,087

11

NorZinc Ltd.

(formerly Canadian Zinc Corporation)

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended September 30, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.       Exploration and Evaluation Expenditures

	Three months ended September 30,		Nine months ended September 30,
Prairie Creek Mine	2018	2017	2018	2017
Camp operation and project development	$1,001	$284	$1,269	$770
Mine planning and feasibility studies	499	449	816	2,923
Permitting and environmental	1,012	414	1,529	1,234
	2,512	1,147	3,614	4,927

Depreciation - mining plant and equipment	7	9	20	33
Total exploration and evaluation expenditures	$2,519	$1,156	$3,634	$4,960

Exploration and evaluation expenditures (inception to date), beginning of period/year	$85,165	$82,312	$84,050	$78,508
Total exploration and evaluation expenditures	2,519	1,156	3,634	4,960
Exploration and evaluation expenditures (inception to date), end of period	$87,684	$83,468	$87,684	$83,468

	Three months ended September 30,		Nine months ended September 30,
Newfoundland Properties	2018	2017	2018	2017
Geology	$11	$151	$68	$332
Diamond drilling (1)	—	716	(64)	937
Total exploration and evaluation expenditures	$11	$867	$4	$1,269

Exploration and evaluation expenditures (inception to date), beginning of period/year	$7,341	$4,569	$7,348	$4,167
Total exploration and evaluation expenditures	11	867	4	1,269
Exploration and evaluation expenditures (inception to date), end of period/year	$7,352	$5,436	$7,352	$5,436

(1)	The Company received additional government grants in 2018 relating to drill programs carried out in the previous year.

For the three and nine month periods ended September 30, 2018, employee wages and benefits of $422,000 and $615,000 respectively were included in exploration and evaluation expenditures versus $324,000 and $676,000 for the respective comparable periods.

12